EXHIBIT 99.1

FOR IMMEDIATE RELEASE

MAGAL WINS A $9 MILLION ORDER TO SECURE
TWO PRISONS IN WEST AFRICA

YAHUD, Israel – May 24, 2016 - Magal Security Systems, Ltd. (NASDAQ: MAGS) announced today it has received an order of $9 million for complete turnkey security solutions, protecting two newly built prisons in West Africa. The projects are scheduled to be delivered during the remainder of 2016 and 2017.

The contract provides complete security solutions for both these prisons, including full autonomous door locking systems, access control, comprehensive perimeter security system, and hundreds of surveillance day cameras and night thermal imaging cameras. In addition, included are personal emergency locating systems for guards, communication and IT infrastructure and cabling and a visitor to inmates communication system. The overall solution will be integrated through Magal’s Fortis4G – a state of the art PSIM (Physical Security Information Management).

Saar Koursh, CEO of Magal S3, commented: “This large win is a great opportunity for Magal to demonstrate its full capabilities by delivering a broad end-to-end security solution for prisons. Our winning PIDS (Perimeter Intrusion Detection System) technology and our new Symphony VMS (Video Management System) with sophisticated video analytics certainly helped us win this order. Furth-more, our capability to fully integrate every piece of the solution through our Fortis4G PSIM is a real force multiplier. We very much look forward to delivering on this order as very few critical sites have the opportunity to start green-field projects with everything new, operated under a single umbrella.”

About Magal S3
Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge hybrid PSIM with SEIM (Physical Security Information Management system integrated with Security Information & Event Management). The solutions leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced CCTV / IVA technology and Cyber Security solutions.

For more information:

Magal Security Systems Ltd. Saar Koursh, CEO Tel: +972-3-539-1421 Assistant: Ms. Elisheva Almog E-mail: ElishevaA@magal-s3.com Web: www.magal-s3.com	GK Investor Relations Ehud Helft Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@gkir.com